Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Howloo, Inc.
395 E Lincoln Ave
Labelle, FL 33935
https://www.blackoutcoffee.com/

Up to $3,000,000.00 in Common Stock at $1.25
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Howloo, Inc.
Address: 395 E Lincoln Ave, Labelle, FL 33935
State of Incorporation: DE
Date Incorporated: April 08, 2016

Terms:

Equity

Offering Minimum: $15,000.00 | 12,000 shares of Common Stock
Offering Maximum: $3,000,000.00 | 2,400,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $198.75

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest any amount within the first 72 hours and receive 10% bonus shares

Super Early Bird Bonus

Invest any amount within the second 72 hours and receive 8% bonus shares

Early Bird Bonus

Invest any amount within the next seven days and receive 5% bonus shares

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive a $50 Investor-only Blackout Coffee Gift Card.

$1,000+ | Tier 2

Invest $1,000+ and receive a $100 Investor-only Blackout Coffee Gift Card + Exclusive Access to Blackout Coffee's Investor Facebook Group.

$2,500+ | Tier 3

Invest $2,500+ and receive a $250 Investor-only Blackout Coffee Gift Card + Exclusive Access to Blackout Coffee's Investor Facebook Group.

$5,000+ | Tier 4

Invest $5,000+ and receive a $250 Investor-only Blackout Coffee Gift Card + Exclusive Access to Blackout Coffee's Investor Facebook Group + 15% off store purchases for the first year.

$10,000+ | Tier 5

Invest $10,000+ and receive a $250 Investor-only Blackout Coffee Gift Card + Exclusive Access to Blackout Coffee's Investor Facebook Group + 20% off store purchases for the first year + 5% Bonus Shares

$25,000+ | Tier 6

$250 Blackout Coffee Gift Card + Exclusive Access to BOCC's Investor FB Group + 20% off store purchases for 1 year + 8% Bonus Shares + 12 bags of your own COFFEE ROAST + 30 min zoom call with John & Jared (Owners).

$50,000+ | Tier 7

$250 Blackout Coffee Gift Card + Exclusive Access to BOCC's Investor FB Group + 25% off store purchases for 1 year + 10% Bonus Shares + 12 bags of your own COFFEE ROAST + Dinner +1 with John & Jared (Owners)* + 1 hour Blackout Coffee Facility Tour*.

Travel and lodging not included. Dinner location will be chosen by Owners.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Howloo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and unit bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Howloo, Inc. "Blackout Coffee Co." or the "Company" is a C Corp organized under the laws of the state of Delaware that is a Coffee company.

The Company's business model consists of selling uniquely branded coffee products online, nationally. This can include whole bean or ground coffee, coffee pods, flavored coffee, tea and hot cocoa along with branded merchandise. We also offer subscriptions, where customers receive regular deliveries to their home or business of our products. Our wholesale business is another means of serving our customers and offers an additional revenue opportunity that we currently support and are expanding.

Blackout Coffee is best known as a community-engaged, small-batch coffee roasting company headquartered in Florida that actively supports conservative American values. Our sales are 98% online with significant year over year growth totaling just over $2.4 million in 2022.

Our customers love our high-quality, distinctive coffees that are shipped with lightning speed at the peak of freshness. They also love the opportunities we provide them to connect, support, and recognize people on duty all across the country and abroad. This includes hard-working people currently in the military, veterans, first responders, health care workers, and more.

We are known for premium coffee and customer service, and it shows in our customer retention and repeat business with a 40% returning customer rate that is 10% above the industry average.

We combine premium caffeination and American inspiration to create our own unique slice of the multi-billion-dollar global coffee industry.

The Company was initially formed as an LLC (Howloo LLC) and converted to a Delaware C-corporation on January 1st, 2023.

Competitors and Industry

The global specialty coffee market is expected to grow from USD 53.67 billion in 2021 to USD 152.69 billion by 2030, at a compound annual growth rate (CAGR) of 12.32%.

Coffee subscription models are one of the fastest growing industries in the world. The access to coffee software and easy integrations with e-Commerce platforms have permitted coffee roasters to offer subscription coffee services & direct-to-customer sales at scale. This is the opportunity factor of the market growth.

The Brainy Insights, https://www.thebrainyinsights.com/report/specialty-coffee-market-12699

Black Rifle Coffee is a good example of a coffee roaster. The veteran-owned and operated business had a successful $1.7 billion IPO in February 2022.

Death Wish Coffee and Bones Coffee are other major players in the online coffee industry. Death Wish specializes in coffee with higher than normal amounts of caffeine, and Bones Coffee appeals to an artsy/tattoo – minded crowd.

There are many online coffee companies who do not roast their own beans. They get it private labeled or contract manufactured and usually are dominated by lower-grade beans that are full of defects.

Blackout Coffee is known for sourcing high quality specialty coffee beans, and meticulous roasting to deliver quality and consistency of every roast.

Our focus on conservative values, duty, family, and rights, brings us a very different base of people than other companies, and we don't feel that they keep us from selling to the large, passionate community that we cater to.

Current Stage and Roadmap

In the 4 years since Blackout Coffee was founded, we have created over 40 coffee roasts and flavors that are always in demand. So much so that we have experienced tremendous growth serving over 45,000 customers and surpassing 100,000 fulfilled orders.

Operating at close to full capacity in our current manufacturing facility has limited our ability to grow even further. We recently ordered a new coffee roaster and other additional equipment that will allow us to roast 5x the current amount and increase our product output by up to 10x.

With increased marketing, investment in branding, and additional employees, our roadmap is fully focused on continuing our rapid growth.

We are also currently working towards expanding our facility. This will allow us to accommodate larger retail accounts, new partnerships with brands, expand our wholesale business and begin accepting profitable private label opportunities.

The Team

Officers and Directors

Name: John Dos Santos

John Dos Santos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Founder & Director
  Dates of Service: September, 2018 - Present
  Responsibilities: Responsible for Operations, Production & Marketing. Currently takes a salary of $78,000 per year.

Name: Rachael Alyce Santos

Rachael Alyce Santos's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Co-Founder & Director
  Dates of Service: September, 2018 - Present
  Responsibilities: Responsible for Customer Relations, Accounting & Administration. Currently takes a salary of $34,000 per year.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage and coffee industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or

immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our 2023 innovations. Delays or cost overruns in the development of our 2023 innovations and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 4 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our existing stockholders have, and may continue to have, control over the election of our directors and other corporate actions:

The existing holders of our stock currently have, and likely will continue to have, control over the election of our directors and approval of other corporate actions. This control over our affairs might be adverse to the interests of other stockholders.

The price of the Shares offered hereunder should not be regarded as an indication of any future market price for such Shares and may not represent their fair value:

The offering price of the Shares offered by us has been determined by us based on a number of factors, such as the prospects for our business and the industry in which we compete, an assessment of our management, our present operations and our earnings prospects, the present state of our development, our supplier agreements, our distributions network, and the general condition of the securities markets. The price should not, however, be regarded as an indication of any future market price for the Shares and does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value. Investors participating in this offering will experience immediate and substantial dilution in the net tangible book value of the Shares.

There is no public market for our securities and there will be restrictions on the transferability of your interest:

There is currently no public market for any of our securities. We cannot assure you that any such public market will ever develop or be unrestricted in the future. Moreover, even if a public market does develop, any sale of our securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions from such laws. Therefore, investors should be prepared to hold their Shares for an indefinite amount of time.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Santos	6,458,400	Common Stock	45.0%
Rachael A. Santos	6,458,400	Common Stock	45.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,400,000 of Common Stock.

Common Stock

The amount of security authorized is 16,000,000 with a total of 14,352,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Founders Stockholders Agreement

The founding members of the Company have entered into a certain Stockholder Agreement that, among other things, restricts their ability to transfer their shares and grants the company a Right of First Refusal with respect to those shares. Investors in this offering will not be required to sign onto the Stockholder Agreement and will not be subject to its terms.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2022 was $2,409,670, an improvement compared to fiscal year 2021 revenue of $1,498,484. The improved performance was due to many factors, such as, the implementation of the coffee subscription model, the wholesale portal, and a greater marketing budget.

Cost of goods

Cost of goods in 2022 was $954,751, and $622,247 in fiscal year 2021. The increase of COGS was primarily due to the increase in sales.

Gross margins

2022 gross profit increased by $578,683 over 2021 gross profit and gross margins as a percentage of revenues increased from 58.47% in 2021 to 60.38% in 2022. This improved performance was caused by an increase in higher-margin direct-to-consumer sales and greater purchasing power of materials.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, technology expenses, and research and development expenses. Our expenses were $734,240 in 2021 and $1,263,618 in 2022, an increase of $529,378.00. This is due to the increased investment on the brand and building a foundation for growth, by adding to our team and expansion of our marketing efforts.

Historical results and cash flows:

The Company is currently in the growth stage, and we believe that our historical results in overall growth should be something that our investors should expect in the future.

The historical revenue and cash flow is due to our increasing number of online sales, which is a result of a growing team, brand ambassadors and disruptive marketing efforts. Investors should expect the same as we continue to grow Blackout Coffee.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has of 4/21/2023 $$1,390,716.55 cash on hand, and has not pursued additional forms of capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company has cash on hand that allows for continued growth of the business. The funds of this campaign will assist in an accelerated growth pace, however it is not critical to company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The Company only plans to use the funds to accelerate growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum, it will be able to continue operating as a going concern, our company is not fully dependent on these funds.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, it will provide the ability to grow and develop at a faster pace. The Company will be able to operate as it is not fully dependent on these funds.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No other additional capital contributions or raises have been contemplated at this time.

Indebtedness

- **Creditor:** SBA Loan
  Amount Owed: $132,000.00
  Interest Rate: 3.75%
  Maturity Date: May 24, 2050
  In May of 2020, the Company entered into an SBA loan agreement totaling $131,900 with an interest rate of 3.75% and a maturity date of May 24, 2050. Monthly payments of $644 are required. The balance of this loan was $131,900 as of December 31, 2022. There was accrued interest of $11,750 as of December 31st, 2022, related to this loan.

- **Creditor:** Loan
  Amount Owed: $93,700.00
  Interest Rate: 6.55%
  Maturity Date: January 01, 2029
  In January of 2023, The Company entered into a loan agreement totaling $93,700 with an interest rate of 6.55% and a maturity date in 2029. The balance of the loan was $93,700 as of December 31st, 2022.

- **Creditor:** Shareholder Notes Payable
  Amount Owed: $73,331.00
  Interest Rate: 0.0%
  The Company was loaned funds from shareholders totaling $73,331 as of December 31st, 2022. The amounts do not accrue interest and are due on demand.

Related Party Transactions

- **Name of Entity:** CEO Holding Company
  Names of 20% owners: John Santos
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company leases an office building from the CEO's holding company. The terms of the lease call for monthly payments of $3,500. The Company recognized $17,955 and $38,500 in expenses in 2021 and 2022, respectively. The Company also had a $3,000 receivable from this company as of December 31st, 2022
  Material Terms:

- **Name of Entity:** SD Loan
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In May of 2020, the Company entered into an SBA loan agreement totaling $131,900 with an interest rate of 3.75% and a maturity date of May 24, 2050. Monthly payments of $644 are required. The balance of this loan was $131,900 as of December 31, 2022. There was accrued interest of $11,750 as of December 31st, 2022, related to this loan.
  Material Terms:

- **Name of Entity:** Shareholder Notes Payable
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company was loaned funds from shareholders totaling $73,331 as of December 31st, 2022. The amounts do not accrue interest and are due on demand.
  Material Terms:

Valuation

Pre-Money Valuation: $17,940,000.00

Valuation Details:

Blackout Coffee Co. has been in operation for 4 years, and it is a community-engaged, fast-growing premium coffee brand & manufacturer that is on the doorstep to an even faster growth curve. The Company is in hyper-growth mode scaling up production and marketing for online sales growth and new retail partnerships. In layman's terms, it is on pace for a very strong 2023 and 2024.

Highlights of the Company:

Years of product development with over 40 coffee roasts and flavors that are always in demand;

Roasting and processing in-house whole bean, ground coffee, coffee pods, flavored coffee, tea, and hot cocoa;

Methods and systems in place that streamline manufacturing and allow for higher profitability;

Doesn't simply rely on revenue from a few major retailers, instead they focus on serving as many Freedom Loving Americans through the website and shipping directly;

In 2022 Blackout Coffee averaged a 40% returning customer rate, an above industry average rate, indicating that they offer superior customer service and premium products;

Acquired new roasting and processing equipment that will increase product output by up to 10x

New marketing partnerships with podcast hosts and a robust PR plan in place;

1300% increase in sales since 2019 with over 100,000 orders to date;

Reached an average of 248% YOY revenue growth

Surpassed $2.4 million in revenue in 2022;

Profitable in 2021 and 2022.

In 2022, the Company was operating at close to full capacity in the current manufacturing facility and limited the ability to grow even further. Recently ordered a new coffee roaster and other additional equipment that will allow the Company to roast 5x the current amount and increase the product output by up to 10x by keeping the existing equipment in operation as well.

The global specialty coffee market is expected to grow from USD 53.67 billion in 2021 to USD 152.69 billion by 2030, at a compound annual growth rate (CAGR) of 12.32%.

Source: The Brainy Insights, https://www.thebrainyinsights.com/report/specialty-coffee-market-12699

Comparison Analysis

Black Rifle Coffee is a good example of a coffee brand. Founded in 2014 and in less than 8 years had a successful $1.7 billion IPO in February 2022 after a strong year of $230M in revenue. This corresponds to a 7.4X revenue multiple.

Black Rifle Coffee Company and Blackout Coffee Co. are similar in a few ways. Firstly, both companies offer specialty coffee that is direct-to-consumer and promote to similar target markets. Secondly, both have a strong commitment to customer service. Thirdly, both companies are committed to giving back to their communities; by donating a portion of their profits to military, second amendment, and similar causes. Through their commitment to customer service, social responsibility, and excellent branding, Black Rifle Coffee Company and Blackout Coffee Co. are strong comparisons to each other.

Source: Reuters, https://www.reuters.com/legal/transactional/military-veteran-focused-black-rifle-coffee-go-public-via-17-bln-spac-deal-2021-11-02/

In conclusion, Blackout Coffee Co. is positioned for significant revenue and profitability given the 248% year-over-year average revenue increase, it has experienced since inception. With increased marketing, investment in branding, additional employees, and facility expansion, the Company will be able to grow the existing online sales model, accommodate larger retail accounts, and new partnerships with brands.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully-diluted basis. The Company has only Common Stock outstanding. The Company has no outstanding options, warrants, convertible securities with a right to acquire shares or shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $3,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  30.0%
  Funds will be utilized on various marketing strategies. Such as paid ads, podcasts, loyalty app software and PR.
- *Expansion*
  35.0%
  Funds will be utilized to expand the facility and for the purchase of additional equipment such as coffee grinders and packaging equipment.
- *Company Employment*

12.0%

Funds will be utilized to hire key personnel for daily operations, including the following roles: Office Administration, Sales & Marketing, Customer Support, Facility & Equipment Engineer.

- *Inventory*
  8.0%
  Funds will be utilized to purchase inventory in preparation of expansion.

- *Working Capital*
  8.5%
  Funds will be utilized for working capital to cover expansion expenses as well as ongoing day-to-day operations of the Company.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.blackoutcoffee.com/ (blackoutcoffee.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blackoutcoffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Howloo, Inc.

[See attached]

HOWLOO, INC. DBA BLACKOUT COFFEE CO.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet. 3

    Statement of Operations 4

    Statement of Changes in Members' Equity 5

    Statement of Cash Flows 6

    Notes to Financial Statements 7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Howloo, Inc. DBA Blackout Coffee Co.
LaBelle, Florida

Opinion

We have audited the financial statements of Howloo, Inc. DBA Blackout Coffee Co. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 20, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	282,031	$	167,666
Acccounts Receivable, net		-		635
Due from related party		3,000		-
Inventory		139,873		66,194
Prepaids and Other Current Assets		62,181		560
Total Current Assets		**487,085**		**235,055**
Intangible assets, net		3,612		3,945
Total Assets	$	**490,697**	$	**239,000**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	145,235	$	-
Credit card		94,396		28,705
Loan from stockholder		73,331		73,331
Current portion of long-term debt		11,734		2,933
Other Current Liabilities		13,438		9,018
Total Current Liabilities		**338,134**		**113,987**
Long-term debt less current maturities		120,166		128,967
Total Liabilities		**458,300**		**242,954**
MEMBERS' EQUITY				
Members' equity		32,397		(3,954)
Total liabilities and members' equity	$	**490,697**	$	**239,000**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 2,409,670	$ 1,521,733
Cost of Goods Sold	954,751	622,247
Gross profit	1,454,919	899,486
Operating expenses		
General and Administrative	779,360	485,988
Sales and Marketing	484,258	248,252
Total operating expenses	1,263,618	734,240
Operating Income/(Loss)	191,301	165,246
Interest Expense	4,950	4,950
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	186,351	160,296
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ 186,351	$ 160,296

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2022

(USD $ in Dollars)	Members' Equity	
Balance—December 31, 2020	$	(64,949)
Distribution		(99,301)
Net income/(loss)		160,296
Balance—December 31, 2021	$	(3,954)
Distribution		(150,000)
Net income/(loss)		186,351
Balance—December 31, 2022	$	32,397

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	186,351	$	160,296
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		142,175		102,248
Changes in operating assets and liabilities:				
Acccounts receivable, net		635		60
Due from related party		(3,000)		-
Inventory		(73,679)		(39,887)
Prepaids and other current assets		(61,621)		210
Accounts payable		145,235		-
Credit card		65,691		16,614
Other current liabilities		4,420		5,549
Net cash provided/(used) by operating activities		**406,207**		**245,090**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(141,842)		(101,915)
Net cash provided/(used) in investing activities		**(141,842)**		**(101,915)**
CASH FLOW FROM FINANCING ACTIVITIES				
Distribution		(150,000)		(99,301)
Proceeds from loan from stockholder, net		-		(59,993)
Net cash provided/(used) by financing activities		**(150,000)**		**(159,294)**
Change in Cash		114,365		(16,119)
Cash—beginning of year		167,666		183,785
Cash—end of year	$	**282,031**	$	**167,666**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	825	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Howloo, Inc. DBA Blackout Coffee Co. was formed on April 8, 2016, in the state of Delaware as Howloo, LLC., started doing business as Blackout Coffee Co. in September, 2018 and was subsequently incorporated in the same state on January 1, 2023. The financial statements of Howloo, Inc. DBA Blackout Coffee Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Labelle, Florida.

Howloo, Inc. DBA Blackout Coffee Co. prides itself as an American, family owned and operated coffee roasting company that delivers right to your doorstep small batches of freshly roasted coffee. Howloo, Inc. DBA Blackout Coffee Co. doesn't just have a passion for making coffee with an exciting but unique taste; they are also proud of what they do and want you to have an amazing cup of coffee knowing that all of their coffee beans are responsibly sourced.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 the Company's cash and cash equivalents exceeded FDIC insured limits by $26,482 while as of December 31, 2021 the Company's cash and cash equivalents did not exceed afore mentioned limit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021 the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-10 years
Leasehold improvements	15 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and are amortized over the period of fifteen years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of manufactured products (coffee, tea and cocoa) and merchandise online and via wholesale.

Cost of sales

Costs of goods sold include costs of raw material as well as other directly attributable expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $484,258 and $248,252 which is included in sales and marketing expenses.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Packaging	78,207	23,942
Merchandise	16,930	8,839
Raw Material	39,455	29,414
Finished products	5,281	3,999
Total Inventory	$ 139,873	$ 66,194

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid Expense	4,363	560
Deposits	36,037	-
Undeposited Funds	21,781	-
Due from Related Party	3,000	-
Total Prepaids and Other Current Assets	$ 65,181	$ 560

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Tax Payable	1,938	1,180
Accrued Interest	11,500	7,838
Total Other Current Liabilities	$ 13,438	$ 9,018

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 328,302	$ 186,460
Leasehold Improvements	28,850	28,850
Property and Equipment, at Cost	357,152	215,310
Accumulated depreciation	(357,152)	(215,310)
Property and Equipment, Net	$ 0	$ 0

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $141,842 and $101,915 respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021 intangible assets consist of:

As of Year Ended December 31,	2022	2021
Website	$ 5,000	$ 5,000
Intangible assets, at Cost	5,000	5,000
Accumulated amortization	(1,388)	(1,055)
Intangible assets, Net	$ 3,612	$ 3,945

Amortization expenses for the fiscal years ended both December 31, 2022 and December 31, 2021 were in the amount of $333.

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
John Santos	45.0%
Rachael Santos	45.0%
Jared James Yanis	10.0%

8. DEBT

During the years presented, the Company entered into loans agreements. The details of the Company's loans and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SD Loan	$ 132,000	3.75%	Fiscal year 2020	5.24.2050	4,950	11,500	11,734	120,166	131,900	4,950	7,838	2,933	$ 128,967	131,900
Shareholder loan	$ 73,331	n/a	Fiscal year 2019	Due on demand	-	-	73,331	-	73,331	-	-	73,331	$ -	73,331
Total	$ 132,000				$ 4,950	$ 11,500	$ 85,065	$ 120,166	$ 205,231	$ 4,950	$ 7,838	$ 76,264	$ 128,967	$ 205,231

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2022	
2023	$85,065
2024	4,397
2025	4,397
2026	4,397
2027	4,397
Thereafter	102,579
Total	**$205,231**

9. RELATED PARTY TRANSACTIONS

The Company leases an office building from the CEO's holding company. The terms of the lease call for monthly payments of $3,500 and the Company recognized $17,955 and $38,500 in expenses in 2021 and 2022, respectively. The Company also had a $3,000 receivable from this company as of December 31, 2022.

The Company was loaned funds from shareholders totaling $73,331 as of December 31, 2022. The amounts do not accrue interest and are due on demand.

10. COMMITMENTS AND CONTINGENCIES

Operating leases

On February 28, 2019, the Company entered into a lease agreement with 4175 Retail Center LLC, for business premises located in Charlotte County, Florida, which was in effect until mid 2021. Rent expenses related to this property were in the amount of $12,470 as of December 31, 2021.

On May 11, 2021, the Company entered into a lease agreement with rollo Management LLC, for a short-term lease of business premises located in LaBelle, Florida. Rent expenses were in the amount of $38,500 and $17,955 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through April 20, 2023, which is the issuance date of these financial statements.

The Company converted to a Delaware C corporation on January 1, 2023. The Company is authorized to issue 16,000,000 common shares with no stated par value.

In January 2023, the Company entered into a loan agreement totaling $93,700 with an interest rate of 6.55% and a maturity date in 2029.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

6 DAYS LEFT

INVEST IN BLACKOUT COFFEE TODAY!

Coffee for America's Warriors

Blackout Coffee Co. is an online premium specialty coffee roasting company known for exceptionally fresh coffee and for supporting traditional American values, military, first-...
Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BLACKOUT
COFFEE CO.
COFFEE FOR
AMERICA'S
WARRIORS
DUTY FAMILY VALUES RIGHTS

$1,233,607.19 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV ›

REASONS TO INVEST

- We are an icon in the premium small-batch coffee roasting industry and it shows in our numbers, our products, and our customers. Our coffee makes us profitable, but our community makes us valuable.
- Our brand is rooted in our favorite American qualities: Duty, Family, Rights, and Values. We're engaged with our community and our 45k+ customers know it, not to mention our 40% retention rate.
- We've sold over $4.5 million worth of products and shipped over 100,000 orders since inception. Our distinctive roasts are packed within 48 hours and shipped with lightning speed at the peak of freshness. Blackout Coffee is a premium coffee experience.

Invest Now
$1.25 Per Share

RAISED	INVESTORS
$1,233,607.19	1,375
MIN INVEST	VALUATION
$198.75	$17.94M


COFFEE FOR
AMERICA'S
WARRIORS
DUTY FAMILY VALUES RIGHTS

THE PITCH

At Blackout Coffee, we roast premium specialty coffees entirely in-house and infuse them with traditional American values to create our own slice of the small-batch coffee industry, which will reach $152.69 billion by 2030*. For the past 4+ years, our premium coffee blends have earned over 45,000 customers, more than 100,000 orders, a 40% returning customer rate (10% higher than the industry average**), and over 4,000 active coffee club subscriptions. We actively support the military, veterans, police, firefighters, first-responders, and all Americans who see their work as their duty - not just a job. We have partnered with Jared Yanis, The Dan Bongino Show (the #4 podcast in the US***), and have grown our revenue from $130K in 2019 to $2.4M in 2022.

*Market information provided by GlobeNewswire (source)
**Shopify (source)
***Chartable (source)

OVERVIEW

Coffee with traditional American values has been successful for us

Blackout Coffee was founded in Florida four years ago because we were tired of giving our money to coffee companies that didn't share our values. We also felt like the coffee that was available didn't come close to the quality and freshness that we were craving. We could see that there was a huge opportunity in the market that aligned with our own personal wishlist.

Since we started, our annual revenue has exploded from $130K to $2.4M. We have experienced tremendous growth serving over 45,000 customers and surpassing 100,000 fulfilled orders. Since we started our coffee subscription model in 2021, we have earned the repeatable business and loyalty of more than 4,000 hard-working Americans (and growing).


2019 $130K
2020 $544K
2021 $1.2M
2022 $2.4M
OUR GROWTH
BLACKOUT
COFFEE CO.

We are proud of the impact we've had and the connections we've made by supporting active military, veterans, police, firefighters, and first-responders. We see huge opportunities for us to grow our involvement in this area.

By insisting on exceptional quality, strong American values, and a passionate community, we foresee continued growth in our future - simply because we know who we are and we know how to execute a reputable business.


BLACKOUT COFFEE CO.
NEVER BITTER.
ALWAYS STRONG.

One of our top metrics of traction is our customer retention rate. We are proud that it stands at 40% which is 10% higher than the industry average (source). With our continued investments in community engagement, subscriptions, and elevated branding, we plan on pushing our customer retention rate even higher.


BLACKOUT COFFEE CO.
45k CUSTOMERS
$2.4m 2022 SALES
40% RETENTION RATE
HIGHER THAN INDUSTRY STANDARD
INVEST IN YOUR COFFEE
MORNING REAPER
MEDIUM ROAST

THE PROBLEM

Premium coffee can't sit on a grocery store shelf.

Grocery stores sell coffee, but it's not always fresh. By the time a stocker puts a bag of coffee on the shelf it's been (at best) approximately 15 days since the roast date. This time frame gets even longer for your average grocery store that doesn't have an intentional coffee-freshness strategy. Buying coffee beans within 3-4 weeks of roast is going to give you decent coffee, but you are completely missing the 'peak freshness' that true coffee aficionados know and love. Simply put, it's near impossible to get a premium coffee experience at a grocery store.


GROCERY STORE COFFEE ISN'T FRESH.
SERIOUSLY.

Coffee is at its absolute peak of freshness about 3 days after roasting. After that, you'll still be able to pick up on the flavor notes, acidity, and balance but it will begin to slowly degrade day by day. By three weeks, at most, coffee is no longer fresh.

HOW WE'RE DIFFERENT

Our process is our strength

Here's what you need to know about the Blackout Coffee process: it's all done in-house.

We source premium specialty grade green coffee beans which are graded at 80 points or above on a 100-point scale. Specialty coffees are grown at the perfect altitude, at the correct time of year, in the best soil, and then are harvested at just the right time. We work with local co-ops and farmers that grow this high-quality coffee and we adopt a strict adherence to small batch roasting our coffee. This process is why we are consistent in providing you with a coffee that has exceptional taste!


WE DO EVERYTHING IN-HOUSE.
In other words, we roast, we bag, we grind, we flavor, we make the coffee pods, we pack and ship... everything is done in-house which allows for much higher control on production. We are really proud of this.
MADE IN USA
WHAT IS A 'SPECIALTY' COFFEE ROASTER?
Specialty coffee beans have an 80 or higher grade.
Only true specialty roasters use them.
They are more expensive but we care about quality.

Blackout Coffee is roasted, packed and shipped with lightning speed usually within 24-48 hours. This means you get the beans just days after they're roasted. The combination of our premium coffee beans, highly controlled roasting process, and immediate shipping gives our customers an elite coffee experience.



WE PACK AND SHIP OUR COFFEE WITH LIGHTNING SPEED AT THE PEAK OF FRESHNESS.
USUALLY WITHIN 48 HOURS - START TO FINISH.
INVEST IN YOUR COFFEE

Blackout Coffee is the perfect product for anyone who appreciates premium coffee and meaningful opportunities to support others. We started this business because we were tired of giving our money to companies who didn't share our values. There are many people in this country who feel this way as well. The conservative coffee movement just recently skyrocketed, and our positioning and focus is a unique approach that has already proven to be successful.

THE MARKET

Coffee subscription models are booming



COFFEE SUBSCRIPTION MODELS ARE ONE OF THE FASTEST GROWING INDUSTRIES IN THE WORLD.
SOURCE: THE BRAINY INSIGHTS
INVEST IN YOUR COFFEE

(source)

We have grown to over 4,000 subscribers since we launched the service in 2021 and we see no signs of slowing down. Our revenue and customer loyalty have increased significantly with this program in place.



45K
CUSTOMERS
4K
SUBSCRIPTIONS
40%
RETENTION RATE
I DRINK COFFEE
FOR YOUR PROTECTION

Coffee subscription models are one of the fastest-growing industries in the world (source). The access to coffee software and easy integrations with e-Commerce platforms have permitted coffee roasters to offer subscription coffee services & direct-to-customer sales at scale. This is the opportunity factor in the specialty coffee industry.



BLACKOUT COFFEE CO.
74%
AMERICANS WHO DRINK COFFEE EVERYDAY
87%
AMERICANS WHO ARE 'OBSESSED' WITH COFFEE
2/3
AMERICANS WHO MAKE COFFEE AT HOME EVERYDAY
SOURCE: DRIVE RESEARCH 2022

(source)

According to a recent study published by The Brainy Insights, the global specialty coffee market is expected to grow from USD $53.67 billion in 2021 to USD $152.69 billion by 2030, at a compound annual growth rate (CAGR) of 12.32% (source).



OVER 10,000 REVIEWS
OUR CUSTOMERS KNOW THEIR COFFEE.
The small-batch coffee industry is growing at an unprecedented rate, and will reach $152.69 Billion by 2030.*
*Market information provided by GlobeNewswire

(source)

OUR GROWTH

We're focused on and invested in quality growth

growth


BLACKOUT COFFEE CO.
PROFITABLE SINCE 2020

The small-batch specialty coffee industry is growing at an unprecedented rate and we have the right message to be a big part of it.

With increased marketing, bigger and better equipment, investment in branding, a larger facility, and additional employees - our roadmap is fully focused on continuing our rapid growth. We believe that our historical results in overall growth should be something that our investors should expect in the future.


FEATURED ON:
THE EPOCH TIMES
NEWSMAX
RSBN


ENDORSED BY:
THE DAN BONGINO SHOW
THE BENNY SHOW
DAN BONGINO
THE DAN BONGINO SHOW
JACK POSOBIEC
HUMAN EVENTS DAILY
BENNY JOHNSON
THE BENNY SHOW
JARED YANIS
GUNS & GADGETS

Growth Updates and Company Highlights

- We've put methods and systems in place that streamline manufacturing and allow for higher profitability
- 98% online sales allow us to not rely on revenue from a few major retailers
- In 2022 Blackout Coffee averaged a 40% returning customer rate, which is above the industry average, indicating that they offer superior customer service and premium products
- Now offering over 40 coffee roasts and flavors that are consistently in demand
- Acquired new roasting and processing equipment that will increase product output by up to 10x
- New marketing partnerships with podcast hosts and robust PR plan in place
- 1300% increase in sales since 2019 with over 100,000 orders to date
- Reached an average of 248% YOY revenue growth
- Surpassed $2.4 million in revenue in 2022


REVENUE
Revenue for fiscal year 2022 was $2,409,670, an improvement compared to fiscal year 2021 revenue of $1,498,484.
The improved performance was due to many factors, such as, the implementation of the coffee subscription model, the wholesale portal, and a greater marketing budget.
$1.5m
2021 SALES
$2.4m
2022 SALES
BLACKOUT COFFEE CO.
1776

OUR COMMUNITY

Blackout is more than just coffee

Our brand is bigger than just coffee. We are a purpose-driven company that acknowledges the people and traditions that make our country great. Our customers are engaged in supporting meaningful connections via coffee that they don't normally have access to in a convenient manner. We honor duty and hard work one sip at a time.

We make it part of our mission to give back to our military by sending donated coffee care packages to deployed troops. This is why we created Operation Blackout, which gives our honorable customers an opportunity to give back to our deployed troops by donating coffee care packages at a discounted price to a designated or random unit.

Our commitment to supporting our community doesn't end there, we have also partnered with GovX to provide savings to all first responders who serve.




ON DUTY.
COFFEE FOR AMERICA'S WARRIORS.
STAND WITH US

Our community is even bigger than military and first responders. We are the official coffee for Cars & Coffee Palm Beach and have developed a large following at this event with repeatable business and passionate loyal customers.


OFFICIAL COFFEE OF
CARS & COFFEE - PALM BEACH
INVEST IN YOUR COFFEE
OUR CUSTOMERS KNOW THEIR
CARS.
EVERY MONTH WE SERVE COFFEE TO THE 15,000+ PEOPLE WHO ATTEND CARS AND COFFEE - PALM BEACH.

CUSTOMER REVIEWS

Our customers speak for themselves


HONEST REVIEWS
OUR CUSTOMERS LOVE OUR COFFEE
OVER 10K REVIEWS - 4.93 OUT OF 5
Smooth Rich Coffee
Erik Rauch
Can easily say that 1776 Dark Roast whole bean is my favorite coffee! Grinding and then brewing these beans makes my taste buds happy
- Rochelle
Thomas Kingsbury
Excited for Espresso
Tim Stumpf
Good Coffee. Wonderful Company
Mark Gannon
Amazing coffee!

*These testimonials may not represent other customers' experiences and are not a guarantee of future performance or success.

ABOUT

HEADQUARTERS

WEBSITE

395 E Lincoln Ave
Labelle, FL 33935

View Site

Blackout Coffee Co. is an online premium specialty coffee roasting company known for exceptionally fresh coffee and for supporting traditional American values, military, first-responders, and hard-working people all across the country.

TEAM



John Dos Santos
Founder, CEO & Director

Responsible for Operations, Production & Marketing

John has a proven executive management track record and over 20 years of entrepreneurial experience. His passion for a good cup of coffee led him to start his own coffee roasting business, Blackout Coffee Co., one of the fastest-growing coffee companies in Florida.

Today, he heads up operations while overseeing production and marketing. He is very meticulous with every detail from sourcing to roasting, to deliver quality and consistency of every roast. He strives to improve and grow the business and its processes by executing strategies to cultivate a meaningful and successful brand.





Rachael Alyce Santos
Co-Founder, President and Director

Responsible for Customer Relations, Accounting & Administration

Rachael has worked in many different environments to foster healthy growth in her accomplishments. She is the administration and finance backbone, overseeing compliance. She has extensive experience in customer service and strives to build an overall positive relationship and experience with each customer.

Rachael is a powerful force in the company and uses her positive attitude and tireless energy to encourage others to work hard and succeed.





Jared Yanis
Co-Owner & Director of Partnerships

Jared is a retired law enforcement sergeant and a staunch 2nd Amendment advocate. He is a proud father and husband and thoroughly enjoys teaching others about their rights. He plays a vital role in establishing partnerships with brands that align with our culture. Jared joined the Blackout Coffee team after realizing the quality of the product and the extreme attention to detail is second to none.

TERMS

Blackout Coffee

Overview

PRICE PER SHARE **$1.25**	VALUATION **$17.94M**
DEADLINE **May 3, 2023**	FUNDING GOAL **$15k - $3M**

Breakdown

MIN INVESTMENT **$198.75**	OFFERING TYPE **Equity**
MAX INVESTMENT **$3,000,000**	ASSET TYPE **Common Stock**
MIN NUMBER OF SHARES OFFERED **12,000**	SHARES OFFERED **Common Stock**
MAX NUMBER OF SHARES OFFERED **2,400,000**	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest any amount within the first 72 hours and receive 10% bonus shares

Super Early Bird Bonus

Invest any amount within the second 72 hours and receive 8% bonus shares

Early Bird Bonus

Invest any amount within the next seven days and receive 5% bonus shares

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive a $50 Investor-only Blackout Coffee Gift Card.

$1,000+ | Tier 2

Invest $1,000+ and receive a $100 Investor-only Blackout Coffee Gift Card + Exclusive Access to Blackout Coffee's Investor Facebook Group.

$2,500+ | Tier 3

Invest $2,500+ and receive a $250 Investor-only Blackout Coffee Gift Card + Exclusive Access to Blackout Coffee's Investor Facebook Group.

$5,000+ | Tier 4

Invest $5,000+ and receive a $250 Investor-only Blackout Coffee Gift Card + Exclusive Access to Blackout Coffee's Investor Facebook Group + 15% off store purchases for the first year.

$10,000+ | Tier 5

Invest $10,000+ and receive a $250 Investor-only Blackout Coffee Gift Card + Exclusive Access to Blackout Coffee's Investor Facebook Group + 20% off store purchases for the first year + 5% Bonus Shares

$25,000+ | Tier 6

$250 Blackout Coffee Gift Card + Exclusive Access to BOCC's Investor FB Group + 20% off store purchases for 1 year + 8% Bonus Shares + 12 bags of your own COFFEE ROAST + 30 min zoom call with John & Jared (Owners).

$50,000+ | Tier 7

$250 Blackout Coffee Gift Card + Exclusive Access to BOCC's Investor FB Group + 25% off store purchases for 1 year + 10% Bonus Shares + 12 bags of your own COFFEE ROAST + Dinner +1 with John & Jared (Owners) + 1 hour Blackout Coffee Facility Tour*.*

**Travel and lodging not included. Dinner location will be chosen by Owners.*

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Howloo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and unit bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

ALL UPDATES

04.12.23

Stay Tuned for Announcements!


STAY TUNED FOR MORE START ENGINE ANNOUNCEMENTS!
INVEST IN YOUR COFFEE
start engine

Hello again Start Engine! **We're just checking in to let you know that - thanks to your support - we have been incredibly busy behind the scenes.** So much is happening. A lot of it we can't even talk about yet. But when we can, we'll post it here AND on our Investment Email Newsletter. [You can sign up for that on our website]().

04.06.23

Investor Perks Coming Soon!


BLACKOUT COFFEE CO.
COFFEE FOR
AMERICA'S WARRIORS
DUTY FAMILY VALUES RIGHTS
INVESTOR PERKS ARE COMING SOON!
start engine

Thank you again to the over 1,360 people who are now an invested part of the Blackout Coffee family. Your support truly blew us away! **We hit our max raise in a little over a week! How crazy is that?!?**

Many of you have investor perks coming your way. Whether it's a gift card or a dinner with us, please know that we're working on all of these things in the background and are starting to get close to making your perks happen.

Thank you,
John Santos
CEO Blackout Coffee Co.

03.21.23

Over 1,360 Investors!


THANK YOU TO OUR
1360+
INVESTORS!

We still can't believe the response we've received during this investment campaign on StartEngine! We are thrilled to have so many people officially owning a slice of our company. It just makes us want to work even harder!

As you may know, we raised over $1.2m dollars from over 1,360 people. Our insiders have invested a total of $5,000 into the offering to date. The rest was all YOU!

That's amazing.

Stay tuned for what's next! We'll have lots of exciting news for you soon.

Thank you,

John - CEO Blackout Coffee

03.15.23

Still time to get on the waitlist!



start engine
THERE IS STILL TIME TO GET ON THE INVESTMENT WAITLIST.
INVEST IN YOUR COFFEE

Even though we've reached our investment cap of over $1.2m, there's still a chance to get onto the waitlist! There are a few things that could keep someone from finalizing their investment which would open up space for someone else trying to get in.

Don't give up! It could still happen! The early bird gets the worm, but it's the second mouse that gets the cheese!

03.10.23

Our goal is in sight!



IF YOUR INVESTMENT GETS US TO OUR FINAL GOAL, PLEASE LET US KNOW!
BLACKOUT COFFEE CO.
STAND WITH US

As you can see, we're soooo close to our goal for this StartEngine campaign! This has been an amazing experience and we want to finish strong! If your investment gets us to our final goal, please let us know. Honestly, for anyone who helps us cross the finish line (whether you're the last one or not), reach out and say hi. We'd love to hear from ya!

Thank you again to everyone who supports Duty, Family, Values, Rights, and (most importantly) truly great coffee. This has been a great campaign and we're happy to have everyone onboard.

03.09.23

Bonuses are still available!



BLACKOUT COFFEE CO.
STAND WITH US
THERE'S STILL SOME TIME LEFT TO INVEST AND GET BONUSES!
MADE IN USA
INVEST IN YOUR COFFEE

We've already raised over a million dollars and it hasn't even been a week since we started! This is a great moment to become an owner of our company AND get bonuses for doing so.

If you have any questions about our company and you don't see the answer on our campaign page, please reach out to us and we'll try to get you an answer.

03.08.23

$900k in less than a week!



WE JUST HIT
$900K
WHEN WILL WE HIT ONE MILLION?
BONUSES ARE GETTING SMALLER!
MADE IN USA
BLACKOUT COFFEE CO.
INVEST IN YOUR COFFEE

We just hit another major milestone! 900k and over 1,000 investors in less than a week!

This has been an amazing campaign. The support from our community has been incredible. Thank you!

For anyone who hasn't invested yet: **If your investment put us over $1 million, please let us know!** This will be a huge moment for us and we'd like to share it with you.

Bonuses are still available but time is running out to get them.

Thanks again everyone! We're very happy to have you on board.

03.07.23

Coffee for America's Warriors



COFFEE FOR
AMERICA'S
WARRIORS
DUTY FAMILY VALUES RIGHTS

As you may have noticed, our StartEngine campaign has been extremely successful! **We've already raised over $850k and it hasn't even been 5 days yet.** Amazing!

Since this campaign is going so fast, we wanted to remind everyone (including ourselves) about who we're here for. Blackout Coffee proudly supports all of America's hard-working people who see their work as their duty - not just a job. Whether it's military, veterans, first-responders or medical professionals or people raising highly energetic children - we see you and we want you to have a great cup of premium coffee to help get you through the day.

Our coffee makes us profitable, but our community makes us valuable.

03.06.23

$700K in 72 Hours!



THANK YOU INVESTORS!
WE RAISED OVER
$700K
IN JUST 72 HOURS!
THERE ARE STILL BONUSES! THE TIME IS NOW.
MADE IN USA
INVEST COFFEE

We can't thank everyone enough! $700k in just 72 hours pretty much blows our mind over here at Blackout Coffee! We knew you were there, but now we can feel you.

To all the amazing people who've believed in us, our coffee, and our values - we are so honored to now be sharing this adventure and growth with you as co-owners!

To everyone else, this campaign is already closing in on our goal as you can see - and we just got started! **You can still get bonuses!** It'd be great to have you onboard.

03.04.23

$500K Raised in just over 24 hours!



BIG NEWS!
WE RAISED
$500K
IN JUST OVER 24 HOURS!
MADE IN USA
INVEST COFFEE

This has been an amazing experience to see so many people invest in our company on StartEngine! The response has been beyond our expectations! Thank you to everyone who has invested early and to everyone yet to come.

We appreciate it!

John

Show More Updates

Stack Owner's Bonus & Rewards!

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: Blackout Coffee. Fresh roasted. Bold flavors. Serving heroes on the frontlines.

Fans: Blackout. Blackout Coffee, Baby. Blackout Coffee!

VO: Since day one, Blackout Coffee has been built on a strong brand with a passionate fan base. Our growth over the last four years has been a testament to the high standard of our coffee. From the ingredients we use to the values as a company we have. Quality is something Blackout Coffee drinkers expect.

With the global specialty coffee market expected to grow from $53 billion dollars in 2021, to over $152 billion dollars by 2030. The coffee subscription model is becoming one of the fastest industries in the world. Blackout Coffee is positioned for continued growth.

But, where did it start?

Meet John.

John: Our thought process in the beginning was to make a coffee for all. The everyday American that works hard, plays hard, and never stops. We actually started playing around with the beans and we came up with different types of beans to make a really strong coffee that does not give you the jitters.

Jared: I decided to join Blackout Coffee a few years ago, mainly because our values aligned.

We both believe in strong individual liberties, patriotism, and as strong American family values.

VO: Other coffee brands roast their beans in large batches and let it sit for weeks at a time before shipping. Blackout Coffee ships its products within two days of roast to ensure the freshest coffee possible.

John: From the moment we get them, we uh, we check for quality. We roast and basically it gets bagged within the next two days and shipped out to the customers. So it's as fresh as you can get.

Doc: My name is Doc and I am the lead roaster for Blackout Coffee. To me, I- I've tried all sorts of different coffee. Even the smaller independent brands and Blackout's just different, it tastes different. And I actually came across them while working for a different company. And I could smell the roast going on, and I'm like hmmm, I need to try that one.

The fact that I am a veteran and John is extremely veteran-friendly, oriented, along with the first responders, also made an impression with me, which is why I decided to work for him.

VO: With over 100,000 orders shipped since 2018, and over 50,000 orders shipped in 2022 alone, Blackout Coffee's production has boomed.

Doc: When we first moved here about a year and a half ago, I was averaging,I don't know,

maybe 6, 5 hours of roasting. But ever since we moved here, I'm now pretty much averaging a 9 to 11 hour roast day. But that's because we have picked up business so much that as soon as it's made on certain days, as soon as it comes out of the cooling bin, it's already in bags being packaged and shipped out that day.

Testimonials:

(Disclaimer displayed while testimonials speak: *This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.)

I'll tell you, one of the smoothest best dark roast coffees I've ever had made.

Can I take the whole jug?

Fresh cup of coffee. Blackout Coffee. Absolutely delicious. My first stop came right here for some fresh coffee. Have an awesome day.

That's really good.

The quality of the coffee in itself. I'm a black coffee drinker, so for me, it's right on.

Blackout Coffee! The Greatest!

Doc: It's not coffee. Not to me. It's freedom nectar- this is freedom nectar. This isn't just coffee. This is freedom nectar. And that's what I want people to experience.

VO: And we're not slowing down any time soon. In just the past year, we've seen a growth in sales and an increase in customer loyalty.

We've only scratched the surface of what's possible.

Join us on this journey.

Invest in Blackout Coffee today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:54 PM 12/29/2022
FILED 06:54 PM 12/29/2022
SR 20224410423 - File Number 6011532

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is April 8, 2016.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Howloo LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Howloo, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 29th day of December, A.D. 2022.

By: [signature]



Name: John Santos
Print or Type

Title: Manager
Print or Type

CERTIFICATE OF INCORPORATION
OF
HOWLOO, INC.

Article I

The name of the corporation is Howloo, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 651 N Broad St, Suite 201, Middletown, DE 19709 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Sixteen Million (16,000,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation [...] of such repeal or modification.

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:54 PM 12/29/2022
FILED 06:54 PM 12/29/2022
SR 20224410423 - File Number 6011532

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Article XI

The Corporation shall be effective as of January 1, 2023.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on December 29, 2022.

Jeffrey S. Marks
Jeffrey S. Marks, Incorporator

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

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COFFEE FOR
AMERICA'S
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BLACKOUTCOFFEE.COM

I WANT MORE INFO

We are excited to announce that after 4 years of phenomenal growth, we will **soon be launching** an investment-based campaign with StartEngine to our fast-growing coffee business.

Early investors will receive BONUS shares, plus additional perks that you won't want to miss out on!

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

WHAT WE STAND FOR

We believe in America's Constitution and Freedom. We proudly support our troops and the 2nd Amendment. Our coffee is rigorously selected and meticulously roasted to provide YOU with America's Best Small Batch Coffee.

FOLLOW OUR JOURNEY ON SOCIAL MEDIA

Blackout Coffee Co // info@blackoutcoffee.com

395 E Lincoln Ave Labelle, Florida 33935-4496

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CLICK THE LINK AND SIGN UP FOR THE MOST UP-TO-DATE INVESTMENT DETAILS
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I WANT MORE INFO

We are excited to announce that after 4 years of phenomenal growth, we will **soon be launching** an investment-based campaign with StartEngine to our fast-growing coffee business.

Early investors will receive BONUS shares, plus additional perks that you won't want to miss out on!

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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395 E Lincoln Ave Labelle, Florida 33935-4496

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COFFEE | SUBSCRIPTIONS | HOT COCOA | LOOSE TEA | MERCH & MORE | ABOUT US | INVEST

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BECOME AN OWNER

GROW WITH US!

We are excited to announce that after 4 years of phenomenal growth, we will soon be launching an investment-based campaign to our fast-growing coffee business, and are opening the doors for our most passionate fans to become owners of Blackout Coffee.

If you love your coffee as much as you love your country, this moment is for you. Early investors will receive BONUS shares, plus additional perks that you won't want to miss out on!

BLACKOUT COFFEE CO.
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THANK YOU!
THE BLACKOUT COFFEE TEAM

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

WHAT WE STAND FOR

Blackout Coffee was founded on the principles of conservative values. The founders believe in the importance of hard work, personal responsibility, family, respect and traditional American values.

INFORMATION

- FAQ's
- Our Story
- Contact Us
- Shipping & Returns
- Coffee Break Blog

USEFUL LINKS

- WHOLESALE
- Store Locator
- GovX ID
- Become an Affiliate
- Privacy Policy

NEW TO BLACKOUT!

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FROM ROAST TO CUP AND NOTHING ELSE IN BETWEEN

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COMING SOON.
BLACKOUT
COFFEE CO.
WELCOME TO OUR CROWDFUNDING INVESTMENT NEWSLETTER.

Hi John,

We have been getting asked if we are going public. The simple answer is NO!

Blackout Coffee is privately owned, and we decided to give you, our loyal community, the opportunity to privately own a piece of **Blackout Coffee Co.**

Our campaign will be up very soon, and to make sure you get the **bonus shares and perks** only available for the first few days, create your **account** here.

Create the account, get the verification process done, connect your funding method and wait for us to let you know when we go live. Although, we will stay privately owned, we do need to abide by SEC regulations, and we are limited to the info we can provide before we go live.

ATTENTION: If you are having issues creating an account or logging in at StartEngine, most likely is due to the browser you are using. It does not work properly with duckduckgo.

What to do:

- Create your free **StartEngine** account here.
- Get your account **verified** (if required).
- **Link/add** your account to be able to purchase the **Blackout Coffee (Howloo, Inc.) shares**.

Now you are ready for when we go live!

Humbly yours,
John Santos, Rachael Santos and Jared Yanis

The Blackout Coffee Team!

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

WHAT WE STAND FOR

We believe in America's Constitution and Freedom. We proudly support our troops and the 2nd Amendment. Our coffee is rigorously selected and meticulously roasted to provide YOU with America's Best Small Batch Coffee.

FOLLOW OUR JOURNEY ON SOCIAL MEDIA

Blackout Coffee Co // info@blackoutcoffee.com

395 E Lincoln Ave Labelle, Florida 33935-4496

BIG ANNOUNCEMENT

Hello John,

We are excited to announce that after 4 years of phenomenal growth, we will soon be launching an investment-based campaign with StartEngine to our fast-growing coffee business.

This would have not been possible without your support. We are very grateful to you and are opening the doors for you to become an **owner of Blackout Coffee.**

If you love your coffee as much as you love your country, this moment is for you.

To be the first to know when it goes live, please go to our investor page (click here) and enter your name and email to be added to the exclusive list.

*Early investors will receive BONUS shares, plus additional perks that you won't want to miss out on!

Respectfully yours,

John Santos
Founder & CEO

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

WHAT WE STAND FOR

We believe in America's Constitution and Freedom. We proudly support our troops and the 2nd Amendment. Our coffee is rigorously selected and meticulously roasted to provide YOU with America's Best Small Batch Coffee.

FOLLOW OUR JOURNEY ON SOCIAL MEDIA

BIG ANNOUNCEMENT

Ready to grow with Blackout Coffee?

BIG NEWS
Coming Your Way

STAY TUNED

IN NEED OF A REFILL?

ORDER COFFEE

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

WHAT WE STAND FOR

We believe in America's Constitution and Freedom. We proudly support our troops and the 2nd Amendment. Our coffee is rigorously selected and meticulously roasted to provide YOU with America's Best Small Batch Coffee.

FOLLOW OUR JOURNEY ON SOCIAL MEDIA

Blackout Coffee Co // info@blackoutcoffee.com

395 E Lincoln Ave Labelle, Florida 33935-4496

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COMING SOON.
BLACKOUT
COFFEE CO.
WELCOME TO OUR CROWDFUNDING INVESTMENT NEWSLETTER

Hi John,

We're excited to announce that **Blackout Coffee Co.** is raising capital on StartEngine. Due to our recent successes we're looking to continue our growth and are expanding our vision through an upcoming capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors. The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community! StartEngine is a well known platform of which Kevin O'Leary aka ***"Mr. Wonderful"*** (from Shark Tank) is a board advisor.

What exactly is equity crowdfunding?
Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well. In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

What's next:

● To get ahead of the game sign-up for your free **StartEngine** account here.

● Early investors get additional bonus shares and perks. Create your account now so you don't miss out on them.

● Once our campaign goes live, you'll be notified and you will find more information on our business and growth plan, financials, investor benefits, and a lot more.

Now that you know a little more about our background and what equity crowdfunding is all about, we hope you will consider joining the Blackout Coffee investor community.

Best regards,
John Santos
Founder & CEO

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

WHAT WE STAND FOR

We believe in America's Constitution and Freedom. We proudly support our troops and the 2nd Amendment. Our coffee is rigorously selected and meticulously roasted to provide YOU with America's Best Small Batch Coffee.

FOLLOW OUR JOURNEY ON SOCIAL MEDIA









BLACKOUT COFFEE CO.
HAND CRAFTED SMALL BATCH

Early investors will get ***BONUS*** shares plus additional perks!

BLACKOUT COFFEE CO.

Want to become an owner?

Enter your info and you will be the first to know when it goes live.

INVESTMENT UPDATES

Check out **blackoutcoffee.com/learn**









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AMERICA'S STRONGEST SMALL-BATCH COFFEE

DUTY · FAMILY · VALUES · RIGHTS

BLACKOUT COFFEE CO.

Edward,

BECOME AN OWNER!

We are soon launching a campaign to our fast-growing coffee business, and are opening the doors for you to become an owner of Blackout Coffee.

If you are interested, enter your info and you will be the first to know when it goes live.

INVESTMENT UPDATES

Early investors will get *BONUS* shares plus additional perks!

Check out
blackoutcoffee.com/learn

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



BLACKOUT COFFEE CO.

KNOW YOUR COFFEE

John





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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



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2A
GUNS & GADGETS
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2ND AMENDMENT
MORNING REAPER
MEDIUM ROAST
18



After 4 years of phenomenal growth, we are opening the doors for our most passionate fans to become owners of Blackout Coffee. If you love your coffee as much as you love your country, this moment is for you!



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INVESTMENT UPDATES

The biggest perks and bonus shares happen in the first days after our campaign is launched. Stay in the loop every step of the way with this QR Code or link and sign up for our investment email updates.

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STRENGTH IN NUMBERS

MORE THAN
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45K CUSTOMERS
10K REVIEWS

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OPPORTUNITY
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FRESH ROASTED
MORNING
REAPER
MEDIUM ROAST
INVEST IN
YOUR COFFEE.
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engine
COMING
SOON.






BECOME AN OWNER
OF BLACKOUT COFFEE
BLACKOUT
COFFEE CO.
HAND CRAFTED
SMALL BATCH
INVEST IN
YOUR COFFEE.
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engine
COMING
SOON.




BECOME AN OWNER
OF BLACKOUT COFFEE
INVEST IN YOUR COFFEE.
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COMING SOON.
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FRESH ROASTED COFFEE
BREWTAL AWAKENING
DARK ROAST
Stay On Your Grind!
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COFFEE CO.
Hand Crafted, Small Batch
FRESH ROASTED COFFEE
MORNING REAPER
MEDIUM ROAST
Stay On Your Grind!
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COMING SOON.





BLACKOUT
COFFEE COMPANY
INVEST IN
YOUR COFFEE.
start
engine
COMING
SOON.
BLACKOUT
COFFEE CO.
FRESH ROASTED COFFEE
BREWTAL
AWAKENING
DARK ROAST
Stay On Your Grind!
WWW.BLACKOUTCOFFEE.COM
GROUND COFFEE












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BECOME AN OWNER
OF BLACKOUT COFFEE
BLACKOUT
COFFEE CO.
HAND CRAFTED
SMALL BATCH
INVEST IN
YOUR COFFEE.
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engine
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COFFEE FOR
AMERICA'S
WARRIORS

DUTY · FAMILY · VALUES · RIGHTS



INVEST IN
YOUR COFFEE.

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engine

COMING
SOON.



BLACKOUT COFFEE CO.

AMERICA'S STRONGEST SMALL-BATCH COFFEE

DUTY ⚙ FAMILY ⚙ VALUES ⚙ RIGHTS



INVEST IN YOUR COFFEE.
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COMING SOON.






NEVER BITTER.
ALWAYS STRONG.
COFFEE FOR AMERICAS WARRIORS.





INVEST IN
YOUR COFFEE.

start
engine

COMING
SOON.


BLACKOUT
COFFEE CO.
Hand Crafted, Small Batch
ROASTED COFFEE
REAPER
MEDIUM ROAST
Stay On Your Grind!
INVEST IN
YOUR COFFEE.
start
engine
COMING
SOON.




INVEST IN YOUR COFFEE.
start engine
COMING SOON.
BLACKOUT COFFEE CO.
FRESH ROASTED COFFEE
BREWTAL AWAKENING
DARK ROAST
Stay On Your Grind!
WWW.BLACKOUTCOFFEE.COM
GROUND COFFEE

